November 20, 2019

Scott W. Lynn
Chief Executive Officer
Masterworks 004, LLC
497 Broome Street
New York, New York 10013

       Re: Masterworks 004, LLC
           Offering Statement on Form 1-A
           Filed October 21, 2019
           File No. 024-11099

Dear Mr. Lynn:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 21, 2019

Plan of Distribution
Offering Period and Expiration Date, page 32

1. Please revise your disclosure in this section to state that the Offering Circular on Form 1-
       A for Masterworks.002 has been qualified.
Description of Business
Acquisition of the Painting , page 39

2. We note your disclosure that Masterworks has agreed to purchase the Painting at a public auction held by Christie's International PLC, on October 4, 2019, "but the sale has not yet closed." Please file the purchase agreement with Christie's International and disclose any material terms regarding the purchase agreement. In this regard, it appear that Exhibit 6.3 includes general terms and conditions of sale for Christie's, but does not include the purchase agreement. We also note that Exhibit 6.3 states that "payment is due no later
 Scott W. Lynn
FirstName LastNameScott W. Lynn
Masterworks 004, LLC
Comapany 20, 2019
November NameMasterworks 004, LLC
November 20, 2019 Page 2
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FirstName LastName
         than by the end of the seventh calendar day following the date of the auction," and that purchased property must be collected within thirty days from the auction, suggesting the purchase should have already been closed given the auction date of October 4, 2019.
         Please advise.

         As a related matter, please also revise your statement that "[t]he acquisition of the
         Painting from Christie's will occur concurrently with the closing of this offering," as it appears that the purchase of the Painting from Christie's has to occur by January 2, 2020, but the offering may close after such date if it is not fully subscribed. In this regard, we note your disclosure that "[i]f this Offering is fully subscribed prior to January 2, 2020,
         $989,723 of the proceeds of this Offering will be used as consideration for the acquisition of the Painting from Christie's...[i]f this Offering is not fully subscribed prior to January
         2, 2020...Masterworks will advance us all of the funds required to acquire the Painting."
Critical Accounting Policies and Estimates, page 49

3. We note your disclosure that following the closing of the Offering, title to the Painting will be contributed to a segregated portfolio of Masterworks Cayman in exchange for shares of that segregated portfolio. We also understand the Painting will be the only asset of the segregated portfolio and you will be the only shareholder of that segregated portfolio. Please tell us and disclose how you intend to account for your shares in this segregated portfolio of Masterworks Cayman as well as the basis in GAAP for your accounting.
Management's Discussion and Analysis of Financial Condition and Results of Operations,, page
49

4. We note your explanation as to why your audited financial statements are omitted from the filing. In light of your reliance on the Administrator to maintain sufficient capital resources to pay your fees, costs and expenses and your disclosure that the administrator's capital resources and sources of liquidity will be relied upon by your auditors in determining your likely ability to continue as a going concern, please tell us your consideration of whether the financial statements of the Administrator should be included in your offering circular as well as in your future periodic filings (along with your audited financial statements) for an adequate presentation of your financial condition.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Scott W. Lynn
Masterworks 004, LLC
November 20, 2019
Page 3

will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Robyn Manuel, Staff Accountant at 202-551-3823 or Bill Thompson,
Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-
551-3342 or Jennifer L pez-Molina, Staff Attorney at 202-551-3792 with any other questions.



FirstName LastNameScott W. Lynn                              Sincerely,
Comapany NameMasterworks 004, LLC
                                                             Division of
Corporation Finance
November 20, 2019 Page 3                                     Office of Trade &
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